UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 April 2008
Number 14/08

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2008

BHP Billiton today released its production report for the nine months ended 31 March 2008. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.
  Year to date production increased for 12 commodities reflecting our strong track record of consistent growth on the back of projects delivered from our deep inventory of projects. First product was delivered from eight projects into commodity markets that remain strong.

  Significant increase in petroleum production with continuing ramp up of recently commissioned projects and strong facility and reservoir performance offsetting natural field decline. On track to deliver 10% volume growth for the 2008 financial year.

  Western Australia iron ore operations (Australia) achieved record quarterly and year to date production and shipments during a seasonally challenging quarter.

  Record year to date manganese ore and alloy production delivered in a strong price environment. Manganese ore also achieved quarterly production record. This was set despite restrictions on power consumption in South Africa.

  Record year to date copper production achieved as newly commissioned projects continue to ramp up in a period of strong pricing.

  The Yabulu Expansion Project (Australia) achieved first production during the quarter.

  Record year to date production of natural gas and alumina.

  Year to date production records achieved at the Worsley, Western Australia Iron Ore, GEMCO, TEMCO, Illawarra Coal, and Hunter Valley Coal (all Australia), Escondida (Chile), Paranam (Suriname), Alumar and Samarco (both Brazil), Samancor (South Africa) and Cerrejon Coal (Colombia) operations.

  Metallurgical coal production in Queensland (Australia) and nickel production at Cerro Matoso (Colombia) has resumed following extreme weather conditions and industrial action respectively. Ramp up to normal operating levels continuing.

  Southern Africa aluminium production was impacted by a mandatory 10 per cent reduction. in power consumption.

	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
PETROLEUM	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	47,837	18,441	13%	39%	23%
Natural Gas (bcf) (a)	272.65	85.75	6%	1%	-6%
Total Petroleum Products (million boe) (a)	93.27	32.73	10%	19%	8%

Total Petroleum Products - Significant growth in production was mainly driven by the continued ramp up of Stybarrow (Australia), Genghis Khan and Atlantis (both USA) and excellent operated facility performance.

Crude Oil, Condensate and Natural Gas Liquids - Production was higher than all comparative periods due to significant growth in high margin crude production. Continued ramp up of new projects and successful development drilling had a very positive impact. Partially offsetting this was the impact of natural field decline, unplanned interruption at North West Shelf (Australia) and the impact of cyclone activities in Western Australia.

Natural Gas - Production was lower than the December 2007 quarter due to expected lower seasonal gas demand in southeast Australia and unplanned interruption at North West Shelf.
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
ALUMINIUM	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Alumina ('000 tonnes)	3,405	1,095	3%	1%	-5%
Aluminium ('000 tonnes)	993	318	-1%	-4%	-6%

Alumina - Production and sales for the nine months ended March 2008 were all time records due to record performance from all operations.

Production was marginally lower than the December 2007 quarter. This primarily reflects reduced production at Worsley due to gas supply curtailments.

Aluminium - Production was impacted by the mandatory 10 per cent reduction in power consumption across the Southern Africa smelters. This was in part offset by equalled quarterly and year to date record production from Alumar.
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
BASE METALS	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Copper ('000 tonnes)	984.8	328.9	8%	-8%	-6%
Lead (tonnes)	199,950	67,885	34%	7%	-4%
Zinc (tonnes)	101,036	35,970	27%	1%	29%
Silver ('000 ounces)	34,251	11,221	37%	2%	-6%
Uranium Oxide Concentrate (Uranium) (tonnes)	3,117	993	25%	12%	-17%

Copper - Year to date production record was set with the continued ramp up of Escondida Sulphide Leach and Spence (both Chile) and Pinto Valley (USA). In aggregate, these projects contributed 166,000 tonnes during the nine months ended March 2008. This was achieved despite the impact of two earthquakes in Chile in the December 2007 quarter, and lower production from Antamina (Peru) and Olympic Dam (Australia).

Production was lower than the March 2007 and December 2007 quarters mainly due to lower grade and recovery from Escondida and unplanned interruptions at Olympic Dam.

Lead - Year to date production increased due to the completion of the Cannington (Australia) rehabilitation project.

Zinc - Production was higher than the nine months ended March 2007 and the December 2007 quarter due to higher grade and an increased proportion of zinc containing ore being processed at Antamina. The completion of the Cannington rehabilitation project also had a positive impact on the production for the nine months ended March 2008.

Silver - Production for the nine months ended March 2008 improved significantly due to the successful completion of the Cannington rehabilitation project and record performance from Escondida and Antamina.

Uranium - Production was higher than the nine months and quarter ended March 2007 due to ongoing progress at improving recovery and leach circuit performance at Olympic Dam.

Production was lower than the December 2007 quarter mainly due to decline in grade and scheduled maintenance.
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Diamonds ('000 carats)	2,485	620	7%	-30%	-26%

Diamonds - Production decreased versus the March 2007 and December 2007 quarters mainly due to lower grades. Although production was lower, it included an increased proportion of higher value carats. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time.

	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
STAINLESS STEEL MATERIALS	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Nickel ('000 tonnes)	125.3	43.0	-10%	-6%	-2%

Nickel - Production in the nine months ended March 2008 was impacted by the industrial stoppage at Cerro Matoso, wet weather interruptions at Yabulu (Australia) and scheduled maintenance across all operations. This was partially offset by continued strong production from the Kwinana Nickel Refinery (Australia), which performed at near record levels.

The Yabulu Expansion Project delivered first production during the quarter, and the Ravensthorpe Nickel Operation (Australia) ramp up continues to progress in line with schedule.
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
IRON ORE	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Iron ore ('000 tonnes) (c)	81,646	28,033	13%	22%	1%

Iron Ore - Record production and shipments were achieved for the nine months and quarter ended March 2008. Western Australia Iron Ore continued to perform strongly and set new year to date and quarterly production records. Samarco also set a year to date production record.
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
MANGANESE	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Manganese Ore ('000 tonnes)	4,724	1,666	5%	15%	3%
Manganese Alloy ('000 tonnes)	585	192	7%	-2%	-8%

Manganese Ore - Record year to date and quarterly production achieved due to record or near record performance from all operations. This was achieved despite a mandatory 10% reduction in power consumption for the South African sinter plant and weather related interruptions at GEMCO.

Manganese Alloy - Year to date production increased due to improved facility availability and utilisation at Samancor achieved in the December 2007 quarter and record performance from TEMCO.

Production for the March 2008 quarter was impacted by the mandatory 10% reduction in power consumption in South Africa.

	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
METALLURGICAL COAL	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Metallurgical Coal ('000 tonnes)	26,061	6,846	-5%	-25%	-29%

Metallurgical Coal - Production and shipments were significantly impacted by extreme wet weather experienced at Queensland Coal (Australia). Coal production has resumed but continues to be constrained as the recovery process proceeds and mines are brought back to full operational capacity. This was partially offset by record year to date performance at Illawarra Coal (Australia).
	MAR	MAR	MAR YTD 08	MAR Q08	MAR Q08
	2008	2008	vs	vs	vs
ENERGY COAL	YTD	QTR	MAR YTD 07	MAR Q07	DEC Q07
Energy Coal ('000 tonnes) (d)	59,496	19,264	-2%	-2%	-7%

Energy Coal - Production for the March 2008 quarter was mainly impacted by scheduled longwall move at San Juan (USA). This was offset by continued strong production at Hunter Valley Coal which achieved its' third consecutive quarterly record.

(a) Excluding Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

(b) Earnings before interest and tax.

(c) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

(d) Excluding Koornfontein operation which was sold effective 1 July 2007.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2008.

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			YEAR TO DATE		% CHANGE
							MAR YTD 08	MAR Q08	MAR Q08
		MAR	DEC	MAR	MAR	MAR	vs	vs	vs
		2007	2007	2008	2008	2007	MAR YTD 07	MAR Q07	DEC Q07
PETROLEUM
Crude oil & condensate	('000 bbl)	10,669	12,317	16,240	39,856	33,725	18%	52%	32%
Natural gas (a)	(bcf)	85.10	91.21	85.75	272.65	256.42	6%	1%	-6%
Natural gas liquid	('000 bbl)	2,626	2,685	2,201	7,981	8,503	-6%	-16%	-18%
Total Petroleum Products (a)	(million boe)	27.42	30.20	32.73	93.27	84.87	10%	19%	8%

ALUMINIUM
Alumina	('000 tonnes)	1,085	1,157	1,095	3,405	3,316	3%	1%	-5%
Aluminium	('000 tonnes)	331	338	318	993	1,006	-1%	-4%	-6%

BASE METALS
Copper	('000 tonnes)	357.6	348.1	328.9	984.8	908.0	8%	-8%	-6%
Lead	(tonnes)	63,443	70,544	67,885	199,950	149,557	34%	7%	-4%
Zinc	(tonnes)	35,760	27,807	35,970	101,036	79,547	27%	1%	29%
Gold	(ounces)	43,904	45,714	36,216	122,243	123,628	-1%	-18%	-21%
Silver	('000 ounces)	11,025	11,905	11,221	34,251	24,940	37%	2%	-6%
Uranium oxide concentrate	(tonnes)	883	1,191	993	3,117	2,498	25%	12%	-17%
Molybdenum	(tonnes)	288	679	580	1,952	1,775	10%	101%	-15%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	889	843	620	2,485	2,313	7%	-30%	-26%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	45.8	43.7	43.0	125.3	138.6	-10%	-6%	-2%

IRON ORE
Iron ore (b)	('000 tonnes)	22,884	27,746	28,033	81,646	72,451	13%	22%	1%

MANGANESE
Manganese ore	('000 tonnes)	1,452	1,613	1,666	4,724	4,490	5%	15%	3%
Manganese alloy	('000 tonnes)	196	209	192	585	546	7%	-2%	-8%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	9,084	9,643	6,846	26,061	27,297	-5%	-25%	-29%

ENERGY COAL
Energy coal (c)	('000 tonnes)	19,737	20,609	19,264	59,496	60,935	-2%	-2%	-7%

(a)	Excluding Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).
(b)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.
(c)	Excluding Koornfontein which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							YEAR TO DATE
	BHP Billiton	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	Interest	2007	2007	2007	2007	2008	2008	2007
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	10,671	11,443	11,299	12,317	16,240	39,856	33,725
Natural gas	(bcf)	86.68	95.25	95.68	91.21	85.76	272.65	261.60
NGL (a)	('000 bbl)	2,626	3,018	3,095	2,685	2,201	7,981	8,504
Total Petroleum Products	(million boe)	27.68	30.47	30.34	30.20	32.73	93.27	85.73

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	708	768	784	771	712	2,267	2,188
Suriname	45%	241	243	244	252	247	743	735
Alumar	36%	136	133	125	134	136	395	393
Total		1,085	1,144	1,153	1,157	1,095	3,405	3,316

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	174	177	178	180	167	525	527
Bayside	100%	48	47	48	47	44	139	147
Alumar	40%	44	44	44	44	45	133	133
Mozal	47%	65	66	67	67	62	196	199
Total		331	334	337	338	318	993	1,006

BASE METALS (b)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	178.1	170.5	167.0	177.3	157.0	501.3	468.4
Antamina	33.8%	24.2	26.4	27.5	29.3	24.1	80.9	87.3
Pinto Valley	100%	-	-	-	5.2	9.6	14.8	-
Total		202.3	196.9	194.5	211.8	190.7	597.0	555.7

Cathode ('000 tonnes)
Escondida	57.5%	38.2	37.7	30.9	30.3	30.1	91.3	88.4
Cerro Colorado	100%	28.1	20.3	23.1	27.3	28.7	79.1	85.5
Spence (c)	100%	33.5	37.7	23.9	34.2	41.6	99.7	37.8
Pinto Valley	100%	1.9	1.9	1.8	1.7	1.8	5.3	5.7
Olympic Dam	100%	53.6	47.6	33.6	42.8	36.0	112.4	134.9
Total		155.3	145.2	113.3	136.3	138.2	387.8	352.3

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	62,974	62,409	61,073	70,369	67,505	198,947	148,405
Antamina	33.8%	469	317	448	175	380	1,003	1,152
Total		63,443	62,726	61,521	70,544	67,885	199,950	149,557

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,095	11,355	14,503	15,487	13,735	43,725	34,327
Antamina	33.8%	20,665	27,793	22,756	12,320	22,235	57,311	45,220
Total		35,760	39,148	37,259	27,807	35,970	101,036	79,547

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	21,243	23,754	23,194	21,376	17,660	62,230	60,657
Olympic Dam (refined gold)	100%	22,661	28,689	17,119	24,338	18,555	60,012	62,971
Pinto Valley	100%	-	-	-	-	1	1	-
Total		43,904	52,443	40,313	45,714	36,216	122,243	123,628

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	920	990	1,116	877	790	2,783	2,524
Antamina	33.8%	749	934	1,056	652	803	2,511	2,198
Cannington	100%	9,160	9,426	8,759	10,124	9,421	28,304	19,679
Olympic Dam (refined silver)	100%	196	275	193	239	169	601	539
Pinto Valley	100%	-	-	-	13	38	52	-
Total		11,025	11,625	11,124	11,905	11,221	34,251	24,940

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	883	988	933	1,191	993	3,117	2,498
Total		883	988	933	1,191	993	3,117	2,498

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	288	493	693	679	580	1,952	1,775
Total		288	493	693	679	580	1,952	1,775

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	889	911	1,022	843	620	2,485	2,313

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.9%	12.8	12.7	12.5	11.4	7.8	31.7	38.3
Yabulu	100%	8.0	9.3	5.5	6.0	6.2	17.7	22.8
Nickel West	100%	25.0	26.6	20.6	26.3	29.0	75.9	77.5
Total		45.8	48.6	38.6	43.7	43.0	125.3	138.6

Refer footnotes on page 4.

IRON ORE
Production ('000 tonnes) (d)
Mt Newman Joint Venture	85%	6,711	7,665	7,904	8,147	7,265	23,316	21,641
Goldsworthy Joint Venture	85%	142	195	134	170	386	690	1,032
Area C Joint Venture	85%	4,853	5,078	4,916	6,474	7,114	18,504	15,008
Yandi Joint Venture	85%	8,277	9,661	9,823	9,770	10,061	29,654	25,887
Jimblebar	85%	1,177	1,341	1,157	1,248	1,660	4,065	4,116
Samarco	50%	1,866	2,001	2,067	2,107	1,933	6,107	5,799
Total		23,026	25,941	26,001	27,916	28,419	82,336	73,483

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (e)	60%	632	631	572	709	877	2,158	1,939
Australia (e)	60%	820	888	873	904	789	2,566	2,551
Total		1,452	1,519	1,445	1,613	1,666	4,724	4,490

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (e) (f)	60%	132	137	123	141	125	389	356
Australia (e)	60%	64	49	61	68	67	196	190
Total		196	186	184	209	192	585	546

METALLURGICAL COAL
Production ('000 tonnes) (g)
BMA	50%	6,478	7,442	5,917	6,138	4,232	16,287	19,241
BHP Mitsui Coal (h)	80%	1,067	2,047	1,454	1,526	847	3,827	2,813
Illawarra	100%	1,539	1,643	2,201	1,979	1,767	5,947	5,243
Total		9,084	11,132	9,572	9,643	6,846	26,061	27,297

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	12,863	12,596	11,706	11,277	11,129	34,112	39,046
USA	100%	3,106	4,636	2,511	3,671	2,636	8,818	10,444
Australia	100%	2,731	2,610	2,918	2,959	2,965	8,842	8,287
Colombia	33%	2,230	2,441	2,488	2,702	2,534	7,724	6,965
Total		20,930	22,283	19,623	20,609	19,264	59,496	64,742

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).

(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)	Production includes Medium Carbon Ferro Manganese.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,144	3,929	3,638	3,103	2,918	9,659	10,302
North West Shelf	2,532	2,514	2,532	2,493	1,912	6,937	8,251
Atlantis (a)	-	-	-	615	3,320	3,935	-
Shenzi (a)	-	-	-	32	194	226	-
Liverpool Bay & Bruce / Keith	1,053	1,011	923	946	935	2,804	3,645
ROD / Ohanet	2,104	1,730	1,830	1,709	1,628	5,167	5,861
Other (b)	1,838	2,259	2,376	3,419	5,333	11,128	5,666
Total	10,671	11,443	11,299	12,317	16,240	39,856	33,725

NATURAL GAS (billion cubic feet) (c)
Bass Strait	22.73	37.70	39.77	28.41	22.44	90.62	76.80
North West Shelf	27.10	25.70	27.17	28.13	26.43	81.73	79.80
Atlantis (a)	-	-	-	0.12	1.54	1.66	-
Shenzi (a)	-	-	-	0.01	0.06	0.07	-
Liverpool Bay & Bruce / Keith	15.18	12.71	8.87	12.70	12.32	33.89	40.55
Other (b)	21.67	19.14	19.87	21.84	22.97	64.68	64.46
Total	86.68	95.25	95.68	91.21	85.76	272.65	261.60

NGL ('000 barrels)
Bass Strait	1,643	2,163	2,327	1,801	1,571	5,699	5,593
North West Shelf	435	369	438	417	300	1,155	1,320
Liverpool Bay & Bruce / Keith	151	124	48	153	109	310	439
ROD / Ohanet	397	362	282	314	221	817	1,152
Total	2,626	3,018	3,095	2,685	2,201	7,981	8,504

TOTAL PETROLEUM PRODUCTS	27.68	30.47	30.34	30.20	32.73	93.27	85.73
(million barrels of oil equivalent) (d)

(a)	Atlantis and Genghis Khan operations were commissioned during the December 2007 quarter. Genghis Khan is reported in Shenzi.
(b)

Other includes Stybarrow, Griffin, Minerva, Angostura, Mad Dog, West Cameron 76, Mustang, Genesis, Starlifter, Green Canyon 18/60 and Pakistan. Stybarrow operation was commisioned during the December 2007 quarter.

(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in the September 2006 quarter.
(d)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	708	768	784	771	712	2,267	2,188
Paranam, Suriname	241	243	244	252	247	743	735
Alumar, Brazil	136	133	125	134	136	395	393
Total	1,085	1,144	1,153	1,157	1,095	3,405	3,316

Sales
Worsley, Australia	659	794	792	803	683	2,278	2,145
Paranam, Suriname	225	253	244	265	246	755	704
Alumar, Brazil	120	164	131	128	135	394	365
Total (a)	1,004	1,211	1,167	1,196	1,064	3,427	3,214

ALUMINIUM
Production
Hillside, South Africa	174	177	178	180	167	525	527
Bayside, South Africa	48	47	48	47	44	139	147
Alumar, Brazil	44	44	44	44	45	133	133
Mozal, Mozambique	65	66	67	67	62	196	199
Total	331	334	337	338	318	993	1,006

Sales
Hillside, South Africa	162	188	165	180	159	504	505
Bayside, South Africa	46	57	50	50	48	148	137
Alumar, Brazil	38	47	43	48	43	134	124
Mozal, Mozambique	64	70	56	72	57	185	190
Total	310	362	314	350	307	971	956
Tolling Agreement (a)	33	32	33	33	30	96	77
	343	394	347	383	337	1,067	1,033

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
		2007	2007	2007	2007	2008	2008	2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	85,654	88,409	82,995	88,319	102,566	273,880	239,025
Sulphide ore milled (100%)	('000 tonnes)	23,450	23,064	22,406	21,777	22,029	66,212	64,292
Average copper grade	(%)	1.62%	1.58%	1.63%	1.72%	1.56%	1.64%	1.58%
Production ex Mill (100%)	('000 tonnes)	319.1	306.0	305.2	316.8	285.0	907.0	842.5

Production
Payable copper	('000 tonnes)	178.1	170.5	167.0	177.3	157.0	501.3	468.4
Payable gold concentrate	(fine ounces)	21,243	23,754	23,194	21,376	17,660	62,230	60,657
Copper cathode (EW)	('000 tonnes)	38.2	37.7	30.9	30.3	30.1	91.3	88.4
Payable silver concentrate	('000 ounces)	920	990	1,116	877	790	2,783	2,524

Sales
Payable copper	('000 tonnes)	149.4	199.0	162.9	173.0	160.6	496.5	451.1
Payable gold concentrate	(fine ounces)	17,966	27,623	22,957	21,158	18,190	62,305	58,833
Copper cathode (EW)	('000 tonnes)	36.0	43.0	32.0	23.8	32.3	88.1	77.5
Payable silver concentrate	('000 ounces)	785	1,153	1,089	864	813	2,766	2,446

Cerro Colorado, Chile
Material mined	('000 tonnes)	15,429	13,984	17,095	17,798	16,769	51,662	50,621
Ore milled	('000 tonnes)	4,398	4,365	4,278	4,410	4,437	13,125	13,484
Average copper grade	(%)	0.90%	0.79%	0.84%	1.03%	0.80%	0.88%	0.83%

Production
Copper cathode (EW)	('000 tonnes)	28.1	20.3	23.1	27.3	28.7	79.1	85.5

Sales
Copper cathode (EW)	('000 tonnes)	27.9	24.1	23.5	24.5	28.5	76.5	84.1

Spence, Chile (a)
Material mined	('000 tonnes)	19,684	20,275	16,983	19,758	20,335	57,076	40,013
Ore milled	('000 tonnes)	4,282	3,718	4,132	4,333	3,918	12,383	7,792
Average copper grade	(%)	2.00%	1.80%	1.56%	1.61%	1.48%	1.60%	1.89%

Production
Copper cathode (EW)	('000 tonnes)	33.5	37.7	23.9	34.2	41.6	99.7	37.8

Sales
Copper cathode (EW)	('000 tonnes)	28.0	40.4	30.0	24.0	39.9	93.9	29.3

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	24,428	29,034	31,145	31,289	29,095	91,529	82,662
Sulphide ore milled (100%)	('000 tonnes)	7,841	8,033	8,344	6,955	6,518	21,817	23,352
Average head grades
- Copper	(%)	1.10%	1.17%	1.15%	1.47%	1.21%	1.27%	1.24%
- Zinc	(%)	1.25%	1.46%	1.17%	0.69%	1.55%	1.16%	0.92%

Production
Payable copper	('000 tonnes)	24.2	26.4	27.5	29.3	24.1	80.9	87.3
Payable zinc	(tonnes)	20,665	27,793	22,756	12,320	22,235	57,311	45,220
Payable silver	('000 ounces)	749	934	1,056	652	803	2,511	2,198
Payable lead	(tonnes)	469	317	448	175	380	1,003	1,152
Payable molybdenum	(tonnes)	288	493	693	679	580	1,952	1,775

Sales
Payable copper	('000 tonnes)	25.0	20.7	28.5	32.6	20.4	81.5	94.2
Payable zinc	(tonnes)	15,479	31,914	25,306	12,458	16,630	54,394	43,556
Payable silver	('000 ounces)	707	645	917	719	512	2,148	2,185
Payable lead	(tonnes)	686	394	334	140	261	735	1,677
Payable molybdenum	(tonnes)	591	480	662	605	531	1,798	1,953

Cannington, Australia
Material mined	('000 tonnes)	732	717	824	808	698	2,330	1,666
Ore milled	('000 tonnes)	704	688	661	755	726	2,142	1,660
Average head grades
- Silver	(g/t)	477	493	478	489	472	480	428
- Lead	(%)	10.5%	10.3%	10.4%	10.7%	10.7%	10.6%	10.3%
- Zinc	(%)	3.6%	3.0%	3.5%	3.3%	3.2%	3.3%	3.5%

Production
Payable silver	('000 ounces)	9,160	9,426	8,759	10,124	9,421	28,304	19,679
Payable lead	(tonnes)	62,974	62,409	61,073	70,369	67,505	198,947	148,405
Payable zinc	(tonnes)	15,095	11,355	14,503	15,487	13,735	43,725	34,327

Sales
Payable silver	('000 ounces)	8,331	10,352	6,725	11,266	7,727	25,718	19,978
Payable lead	(tonnes)	56,726	66,411	46,148	78,325	53,167	177,640	147,941
Payable zinc	(tonnes)	11,585	14,888	9,257	19,577	9,629	38,463	30,246

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,103	2,255	2,424	2,520	2,333	7,277	6,311
Ore milled	('000 tonnes)	2,117	2,272	2,239	2,552	2,225	7,016	6,342
Average copper grade	(%)	1.96%	1.93%	1.83%	1.86%	1.86%	1.85%	2.11%
Average uranium grade	kg/t	0.59	0.58	0.57	0.63	0.59	0.60	0.58

Production
Copper cathode (ER)	('000 tonnes)	50.2	44.1	30.6	40.2	32.9	103.7	124.0
Copper cathode (EW)	('000 tonnes)	3.4	3.5	3.0	2.6	3.1	8.7	10.9
Uranium oxide concentrate	(tonnes)	883	988	933	1,191	993	3,117	2,498
Refined gold	(fine ounces)	22,661	28,689	17,119	24,338	18,555	60,012	62,971
Refined silver	('000 ounces)	196	275	193	239	169	601	539

Sales
Copper cathode (ER)	('000 tonnes)	51.6	45.2	30.7	41.0	31.9	103.6	126.9
Copper cathode (EW)	('000 tonnes)	4.6	4.4	3.1	2.5	2.3	7.9	10.8
Uranium oxide concentrate	(tonnes)	1,043	646	562	346	1,182	2,090	2,672
Refined gold	(fine ounces)	22,983	27,589	20,118	21,760	19,767	61,645	64,620
Refined silver	('000 ounces)	183	294	192	237	173	602	528

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper concentrate (a)	('000 tonnes)	-	-	-	5.2	9.6	14.8	-
Copper cathode (EW)	('000 tonnes)	1.9	1.9	1.8	1.7	1.8	5.3	5.7
Payable silver (a)	('000 ounces)	-	-	-	13.3	38.4	51.7	-
Payable gold (a)	('000 ounces)	-	-	-	-	1.3	1.3	-

Sales
Copper concentrate	('000 tonnes)	-	-	-	2.6	7.9	10.5	-
Copper cathode (EW)	('000 tonnes)	1.5	2.5	0.9	0.9	4.0	5.8	4.7
Payable silver	('000 ounces)	-	-	-	13.3	38.4	51.7	-
Payable gold	('000 ounces)	-	-	-	-	1.3	1.3	-

(a)	Production restarted during the December 2007 quarter.

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
		2007	2007	2007	2007	2008	2008	2007
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,046	1,194	1,009	1,080	967	3,056	3,345

Production	('000 carats)	889	911	1,022	843	620	2,485	2,313

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.8	12.7	12.5	11.4	7.8	31.7	38.3

Sales	12.4	12.5	6.9	13.2	13.6	33.7	38.5

Yabulu, Australia
Production
Nickel metal	8.0	9.3	5.5	6.0	6.2	17.7	22.8
Cobalt	0.4	0.5	0.5	0.4	0.3	1.2	1.2

Sales
Nickel metal	7.1	9.6	5.3	6.3	6.5	18.1	20.3
Cobalt	0.4	0.5	0.4	0.5	0.4	1.3	1.2

Nickel West, Australia
Production
Nickel contained in concentrate	-	0.9	-	1.2	1.3	2.5	-
Nickel contained in finished matte	12.9	13.2	3.9	8.5	10.3	22.7	36.4
Nickel metal	12.1	12.5	16.7	16.6	17.4	50.7	41.1
Nickel production	25.0	26.6	20.6	26.3	29.0	75.9	77.5

Sales
Nickel contained in concentrate	-	0.9	-	0.9	0.6	1.5	-
Nickel contained in finished matte	9.9	15.1	6.2	9.5	9.4	25.1	32.7
Nickel metal	14.2	11.5	14.7	14.4	15.7	44.8	41.4
Nickel sales	24.1	27.5	20.9	24.8	25.7	71.4	74.1

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,711	7,665	7,904	8,147	7,265	23,316	21,641
Goldsworthy Joint Venture	142	195	134	170	386	690	1,032
Area C Joint Venture	4,853	5,078	4,916	6,474	7,114	18,504	15,008
Yandi Joint Venture	8,277	9,661	9,823	9,770	10,061	29,654	25,887
Jimblebar	1,177	1,341	1,157	1,248	1,660	4,065	4,116
Total (BHP Billiton share)	21,160	23,940	23,934	25,809	26,486	76,229	67,684
Total production (100%)	24,896	28,165	28,159	30,363	31,160	89,682	79,630

Shipments
Lump	5,193	5,753	6,076	7,179	7,603	20,858	17,478
Fines	15,454	17,458	17,979	18,847	19,714	56,540	50,175
Total (BHP Billiton share)	20,647	23,211	24,055	26,026	27,317	77,398	67,653
Total sales (100%)	24,290	27,307	28,300	30,619	32,138	91,057	79,591

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,866	2,001	2,067	2,107	1,933	6,107	5,799

Shipments	1,684	2,159	1,850	2,316	1,589	5,755	5,913

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	632	631	572	709	877	2,158	1,939

Australia
Saleable production (a)	820	888	873	904	789	2,566	2,551

MANGANESE ALLOY
South Africa
Saleable production (a) (b)	132	137	123	141	125	389	356

Australia
Saleable production (a)	64	49	61	68	67	196	190

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,484	1,730	1,407	1,370	1,345	4,122	4,408
Goonyella	1,896	2,268	1,677	1,505	1,117	4,299	5,084
Peak Downs	1,076	1,045	881	1,243	849	2,973	3,439
Saraji	883	939	777	890	376	2,043	2,458
Norwich Park	745	797	502	576	306	1,384	2,053
Gregory Joint Venture	394	663	673	554	239	1,466	1,799
BMA total	6,478	7,442	5,917	6,138	4,232	16,287	19,241

BHP Mitsui Coal (b)
South Walker Creek	785	982	939	868	438	2,245	2,440
Poitrel (c)	282	1,065	515	658	409	1,582	373
BHP Mitsui Coal total	1,067	2,047	1,454	1,526	847	3,827	2,813
Queensland total	7,545	9,489	7,371	7,664	5,079	20,114	22,054

Shipments
Coking coal	5,368	5,684	5,479	5,875	3,790	15,144	15,598
Weak coking coal	1,710	1,804	1,668	1,966	1,726	5,360	5,059
Thermal coal	419	854	516	328	497	1,341	1,265
Total	7,497	8,343	7,663	8,169	6,013	21,845	21,922

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,539	1,643	2,201	1,979	1,767	5,947	5,243

Shipments
Coking coal	1,624	1,724	1,906	1,851	1,549	5,306	4,573
Thermal coal	175	288	199	290	194	683	643
Total	1,799	2,012	2,105	2,141	1,743	5,989	5,216

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2007	2007	2007	2007	2008	2008	2007
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa (a)
Production	12,863	12,596	11,706	11,277	11,129	34,112	39,046

Sales
Export	5,068	5,218	4,207	4,269	2,936	11,412	15,447
Local utility	7,874	7,416	7,063	7,351	7,430	21,844	22,839
Inland	259	310	388	209	190	787	741
Total	13,201	12,944	11,658	11,829	10,556	34,043	39,027

(a)	Koornfontein was sold with effect from 1 July 2007.

New Mexico, USA
Production
Navajo Coal	1,971	2,321	1,548	1,899	1,800	5,247	5,853
San Juan Coal	1,135	2,315	963	1,772	836	3,571	4,591
Total	3,106	4,636	2,511	3,671	2,636	8,818	10,444

Sales - local utility	3,400	3,185	3,693	3,254	2,573	9,520	10,838

Hunter Valley, Australia
Production	2,731	2,610	2,918	2,959	2,965	8,842	8,287

Sales
Export	1,479	1,934	1,423	1,892	1,842	5,157	4,582
Inland	1,168	909	1,179	985	791	2,955	3,204
Total	2,647	2,843	2,602	2,877	2,633	8,112	7,786

Cerrejon Coal, Colombia
Production	2,230	2,441	2,488	2,702	2,534	7,724	6,965

Sales - export	2,446	2,401	2,761	2,334	2,534	7,629	7,105

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Emma Meade, Media Relations Tel: +61 3 9609 2896 Mobile: +61 409 199 236 Email: Emma.Meade@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com
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United States
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BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 April 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary